1 Bella Drive

Westminster, MA 01473

January 12, 2022

VIA EDGAR AND EMAIL

Bradley Ecker

Division of Corporation Finance, Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	TechPrecision Corporation
Registration Statement on Form S-1
File No. 333-262063

Acceleration Request
	Requested Date:	January 18, 2022
	Requested Time:	4:30 p.m. Eastern Time (US)

Dear Mr. Ecker:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of TechPrecision Corporation (the “Company”), respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m. Eastern Time on January 18, 2022, or at such later time as the Company, acting through its counsel, McGuireWoods LLP, may request via a telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Please contact David S. Wolpa at (704) 343-2185 or DWolpa@mcguirewoods.com with any questions you may have concerning this letter, or if you require any additional information. Please notify Mr. Wolpa when this request for acceleration of effectiveness of the Registration Statement has been granted.

Very truly yours,

/s/ Thomas Sammons

Thomas Sammons
Chief Financial Officer

cc:	David S. Wolpa, Esq.